SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

206277 105(1)

(CUSIP Number)

SZE Mei Ming	With a copy to:
Fosun International Limited	Gregory Wang, Esq.
Room 808	Reed Smith Richards Butler
ICBC Tower	20/F, Alexandra House
3 Garden Road, Central	18 Chater Road, Central
Hong Kong, China	Hong Kong, China
(852) 2509 3228	(852) 2507 9869
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing three Class A ordinary shares of the Issuer.

CUSIP No. 206277 105

(1)	NAME OF REPORTING PERSONS Fosun International Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 13,086,350
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 13,086,350
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,086,350
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)
(14)	TYPE OF REPORTING PERSON CO

(1)	This percentage is calculated based on 131,022,616 Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Concord Medical Services Holdings Limited (the “Issuer”), outstanding as of May 1, 2017 according to the Issuer’s annual report on Form 20-F filed on May 1, 2017.

CUSIP No. 206277 105

(1)	NAME OF REPORTING PERSONS Fosun Industrial Holdings Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 13,086,350
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 13,086,350
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,086,350
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)
(14)	TYPE OF REPORTING PERSON CO

(1)	This percentage is calculated based on 131,022,616 Ordinary Shares of the Issuer outstanding as of May 1, 2017 according to the Issuer’s annual report on Form 20-F filed on May 1, 2017.

CUSIP No. 206277 105

(1)	NAME OF REPORTING PERSONS Oasis Inspire Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 13,086,350
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 13,086,350
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,086,350
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)
(14)	TYPE OF REPORTING PERSON CO

(1)	This percentage is calculated based on 131,022,616 Ordinary Shares of the Issuer outstanding as of May 1, 2017 according to the Issuer’s annual report on Form 20-F filed on May 1, 2017.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Ordinary Shares of the Issuer, a company organized under the laws of the Cayman Islands, whose principal executive offices are located at 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

Item 2.	Identity and Background.

This Statement is being jointly filed by the following persons (collectively, the “Reporting Persons” and each a “Reporting Person”): (i) Fosun International Limited (“Fosun International”), a company organized under the laws of the Hong Kong Special Administrative Region of China (“Hong Kong”); (ii) Fosun Industrial Holdings Limited (“Fosun Industrial”), a company organized under the laws of Hong Kong; and (iii) Oasis Inspire Limited (“Oasis Inspire”), a company organized under the laws of the British Virgin Islands.

Fosun International is principally engaged in creating customer-to-maker ecosystems in health, happiness and wealth and providing high-quality products and services for families around the world. The address of its principal business office is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.

Fosun Industrial is principally engaged in investment holding. The address of its principal business office is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.

Oasis Inspire is principally engaged in investment holding. The address of its principal business office is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

The name, business address, present principal employment and citizenship of each director and executive officer of each Reporting Person, any person controlling such Reporting Person and any person ultimately in control of such Reporting Person are set forth in Exhibit 99.2.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Exhibit 99.2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting persons nor, to the knowledge of the Reporting Persons, any person named in Exhibit 99.2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Internal cash resources.

Item 4.	Purpose of Transaction.

On October 31, 2017, Oasis Inspire entered into a share purchase agreement (the “Share Purchase Agreement”) with Carlyle Asia Growth Partners III, L.P. (“CAGP III”) and CAGP III Co-Investment, L.P. (“CAGP III Co-Investment”), a copy of which is filed hereto as Exhibit 99.3. Pursuant to the Share Purchase Agreement, Oasis Inspire purchased (i)12,584,500 Ordinary Shares from CAGP III for an aggregate purchase price of US$12,374,758.00 (the “CAGP III Purchase Price”), and (ii) 501,850 Ordinary Shares from CAGP III Co-Investment for an aggregate purchase price of US$493,486.00 (the “CAGP III Co-Investment Purchase Price” and, together with the CAGP III Purchase Price, the “Aggregate Purchase Price”). The Aggregate Purchase Price has been calculated based on a price of US$0.98 per Ordinary Share.

Mr. Jianyu Yang, the controlling shareholder of the Issuer also signed a letter of undertaking (the “Controlling Shareholder’s Undertaking Letter”) on October 31, 2017 and agreed to use his best efforts to (i) nominate and support the election of Yanxiang LU, a representative designated by Oasis Inspire (the “Oasis Nominee”) to the board of directors of the Issuer (the “Board”), and (ii) cause any outstanding voting securities held by the Controlling Shareholder and his affiliates to be voted in favor of the Oasis Nominee’s election or appointment to the Board as a director. The Controlling Shareholder’s Undertaking Letter is filed hereto as Exhibit 99.4.

In addition, in connection with Oasis Inspire’s entry into the Share Purchase Agreement, the Issuer signed a letter of undertaking (the “Issuer’s Undertaking Letter”) on October 31, 2017 and undertakes to Fosun International that it will (a) consent to, and (b) use its reasonable efforts to (i) facilitate and take all actions reasonably required on its part to update its register of members to reflect Oasis Inspire as the registered owner of the Ordinary Shares purchased pursuant to the Share Purchase Agreement, and (ii) upon written request of Fosun International, facilitate and take all actions reasonably required on its part to enable the conversion of the Ordinary Shares purchased pursuant to the Share Purchase Agreement into American depositary shares. The Issuer’s Undertaking Letter is filed hereto as Exhibit 99.5.

The Reporting Persons acquired the Ordinary Shares that are the subject of this Schedule 13D for investment purposes. Although each of the Reporting Persons has no present intention to acquire securities of the Issuer, it intends to review its investment on a regular basis, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate, and may at any time and from time to time, either alone or as part of a group, (i) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (iii) take any other available course of action which could involve one or more of the types of transactions or have one or more of the results that relate to or would result in any of the actions required to be reported herein.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5.	Interest in Securities of Issuer.

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of November 13, 2017.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of November 13, 2017 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c)  Except for the transactions described in Item 3, the Reporting Persons have not effected any transactions in the Ordinary Shares or other securities of the Issuer during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in this Item 6.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

EXHIBIT 99.1 Joint Filing Agreement dated as of November 13, 2017, by and among the Reporting Persons

EXHIBIT 99.2 List of the directors and executive officers of each Reporting Person, persons controlling any Reporting Person and the directors and executive officers of persons in control of any Reporting Person

EXHIBIT 99.3 Share Purchase Agreement dated October 31, 2017

EXHIBIT 99.4 Controlling Shareholder’s Undertaking Letter dated October 31, 2017

EXHIBIT 99.5 Issuer’s Undertaking Letter dated October 31, 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2017

FOSUN INTERNATIONAL LIMITED

By:	/s/ SZE Mei Ming
Name:	SZE Mei Ming
Title:	Company Secretary

FOSUN INDUSTRIAL HOLDINGS LIMITED

By:	/s/ Guo Guangchang
Name:	Guo Guangchang
Title:	Director

OASIS INSPIRE LIMITED

By:	/s/ Yanxiang LU
Name:	Yanxiang LU
Title:	Director

-8-